April 16, 2010

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:          Osiris Therapeutics, Inc.
Commission File No. 001-32966

Ladies and Gentlemen:

Reference is made to the Definitive Proxy Statement on Schedule 14(A) (the “Proxy Statement”) being filed by Osiris Therapeutics, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) via EDGAR concurrently with the submission of this letter.  Among other proposals, the Proxy Statement contemplates submitting for stockholder approval a proposal to amend the Company’s Amended and Restated 2006 Omnibus Plan (the “Plan”) to, among other things, increase by 500,000 the number of shares of the Company’s Common Stock with respect to which awards may be granted under the Plan.  This letter is submitted pursuant to the requirements of Paragraph 5 of the Instructions under Schedule 14(A), Item 10 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Please be advised that the Company has considered the matters raised by the aforementioned Paragraph 5, that is, the registration of the issuance of the additional 500,000 shares (the “Shares”) which, upon stockholder approval would become available for issuance under the Plan.  Although the issuance of the Shares is not currently the subject of an effective Registration Statement and no definitive action has been taken to date in furtherance of such registration, the Company has previously filed a Registration Statement on Form S-8 (File No. 333-137952) with respect to other shares of Common Stock issuable in respect of awards granted from time to time under the Plan.  Moreover, it is contemplated that, prior to the issuance of any of the Shares, the Company will file a Registration Statement on Form S-8, or amend the previously filed Registration Statement on Form S-8, to provide for or include the issuance of the Shares under an effective Registration Statement.

In the unlikely event that the issuance of the Shares pursuant to the Plan is not registered, the Shares would be issued in respect of awards granted under the Plan, without registration, either for no consideration or pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended.  The Shares would be issued only to a select group of individuals, each of whom would be or had been an employee or director of the Company.  In addition, the Company would provide any potential purchaser of Shares, prior to issuance of any of the Shares to such purchaser, access to information regarding the Company (to the extent not already available to that person) and the opportunity to discuss with Company management any questions or issues regarding the Company, or its business and affairs, that the potential purchaser may request.

Should you have any questions or comments regarding this letter, or if we can provide you with any further clarification, please do not hesitate to contact the undersigned, either in writing at the above address, or by telephone at (443) 545-1819, or counsel for the Company, Douglas M. Fox, Esquire, either in writing at Ballard Spahr LLP, 300 East Lombard Street, 18th Floor, Baltimore, Maryland  21202-3268, or by telephone at (410) 528-5505.

Very truly yours,

/s/ Philip R. Jacoby, Jr.
Philip R. Jacoby, Jr.
Chief Financial Officer and
Corporate Secretary